Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

VIA EDGAR	August 20, 2009

Heather Clark
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Granite City Food & Brewery Ltd. Form 10-K for the fiscal year ended December 30, 2008 Filed March 19, 2009 File No. 000-29643
Dear Ms. Clark:
We are responding to the letter from Linda Cvrkel dated August 10, 2009. Our responses follow the comments included in such letter, which are presented in boldface type. From a disclosure perspective, we intend to address your comments in future periodic reports in accordance with the responses set forth below.
Annual Report on Form 10-K for the fiscal year ended December 30, 2008
Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-7
1.
We note from your response to our prior comment 2 that you have had several sale-leaseback transactions during 2008. Please tell us, and revise future filings to disclose, how you accounted for such sale-leaseback transactions in accordance with paragraphs 33 and 34 of SFAS 13. Your response and revised disclosure should address how you classified the leaseback transactions (i.e. operating or capital), any gains recognized and where classified in the income statement, and why the proceeds from the sale of such furniture, fixture and equipment were classified as financing activities on the cash flow statement. We may have further comment upon receipt of your response.

Each of these sale-leaseback transactions met one or more criteria for treatment as a capital lease as described in paragraph 7 of SFAS No. 13. Therefore, as the seller-lessee, we recorded each lease as a capital lease pursuant to paragraph 33 of SFAS No. 13. Because we retained substantially all the benefits and risks incident to the ownership of the property sold, we considered this sale-leaseback transaction merely a financing pursuant to paragraph 17 of SFAS No. 28, an amendment to SFAS No. 13. As such, we did not recognize any gain on the transaction and included it as a financing activity on our statement of cash flows.

Heather Clark
August 20, 2009

We included language to this effect on our Form 10-Q for the second quarter ended June 30, 2009, and we intend to include such disclosure in future filings.
Notes to Consolidated Financial Statements, page F-8
1. Summary of Significant Accounting Policies, page F-8
Property and Equipment, page F-10
2.
We note your response to our prior comment 3 and require further information. Please explain why you believe restaurant-level EBITDA represents an accurate measure of the future cash flows of each restaurant. In this regard, we note that paragraph 16 of SFAS 144 says that the estimates of future cash flows represent all cash inflows and outflows directly associated with the use of the asset. Please tell us why only restaurant revenues and costs of sales (less depreciation and amortization) are used in the calculation of cash flows, specifically stating what other costs are excluded from the calculation and your rationale for excluding such costs. We may have further comment upon receipt of your response.

We believe restaurant-level EBITDA represents an accurate measure of the future cash flows of each restaurant. Restaurant-level EBITDA is calculated as restaurant revenue less all restaurant-level cost of sales, excluding depreciation and amortization. Our restaurant-level EBITDA includes restaurant revenue which is comprised almost entirely of the sale of food and beverages, product costs which include the costs of food, beverages and retail items, labor costs which include direct hourly and management wages, taxes and benefits for restaurant employees, and direct and occupancy costs which include restaurant supplies, marketing costs, rent, utilities, real estate taxes, repairs and maintenance and other related costs. Excluded from our calculation for each restaurant are corporate general and administrative costs, interest expense and pre-opening costs. Pursuant to paragraph 16 of SFAS 144, we believe our calculation of restaurant-level EBITDA captures the cash inflows and outflows that are directly associated with and that are expected to arise as a direct result of the use of the asset group for each location. Interest expense is excluded as stated in paragraph 16 of SFAS 144 and pre-opening costs are excluded as they are a one-time expense and not relative to future cash flows. We do not consider corporate general and administrative expenses to be directly associated with the asset group at the individual locations. Pursuant to the guidance of paragraph 4 of SFAS 144, we believe that comparing the carrying value of the property to the restaurant-level EBITDA on a restaurant-by-restaurant basis represents the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets and liabilities. Additionally, we use restaurant-level EBITDA in developing information regarding restaurant-level productivity, efficiency and financial performance which we use internally as well as in our public communications (SFAS 144 paragraph 17).

Heather Clark
August 20, 2009

We acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.
If you require any additional information or have any questions, please call me at (952) 215-0674.
Sincerely,
/s/ James G. Gilbertson
James G. Gilbertson
Chief Financial Officer
cc: Avron L. Gordon, Esq.